U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


                                                      SEC FILE NUMBER :0-223846
                                                      CUSIP NUMBER:

[X] Form 10-K and Form 10KSB       [ ] Form 20-F       [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

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For Period Ended: December 31, 1998

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    Not Applicable.


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PART I--REGISTRANT INFORMATION

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Full Name of Registrant: Minnesota Brewing Company ("Registrant")

Former Name if Applicable: Not applicable

Address of Principal Executive Office (Street and Number): 882 West Seventh
Street

City, State and Zip Code: Saint Paul, MN 55102


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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X]   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]   (b)    The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

  [ ]   (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed period.

     In late March 1999 in connection with the preparation of its Form 10-K for the year ended December 31, 1998, Minnesota Brewing Company determined that it would be necessary for it to present segment reporting for certain of it activities to adhere to SFAS 131. In addition, on March 29, 1999, the Minnesota Brewing entered into an agreement with other entitles under which it obtained temporary financing to proceed with its construction of an ethanol faculties at its location. As a result of this agreement, certain of the Company's financial statement disclosures were changed to reflect the financing. For these reasons, the Minnesota Brewing Company was unable to complete the Form 10-K prior to March 31, 1999 without unreasonable effort or expense.

     On April 1, 1999, the Company reported that for the year ended December 31, 1998, it achieved net sales of $14.7 million and a net loss of $1,379,878 or $.40 per share compared to revenues of $18.5 million and a net loss of $4.3 million for the year ended December 31, 1997. Minnesota Brewing also announced that the Minnesota Brewing Limited Partnership had converted $1.3 million of debt into Class A Preferred Stock.

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PART IV--OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification:

          Michael Hime        (651)                                228-9173
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          (Name)              (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

             [X] Yes                         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X] Yes                         [ ] No

          See Part III.


                           MINNESOTA BREWING COMPANY
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 1999


                                        /s/ Michael Hime
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                                        Michael Hime, Chief Financial Officer

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